MANAGEMENT FEE WAIVER AGREEMENT

MANAGEMENT FEE WAIVER AGREEMENT, effective as of August 19, 2024 (“Agreement”), by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and Brighthouse Funds Trust I (the “Trust”) on behalf of the SSGA Emerging Markets Enhanced Index Portfolio and SSGA Emerging Markets Enhanced Index Portfolio II (each, a “Portfolio,” and collectively, the “Portfolios”).

WHEREAS, the Trust is a Delaware statutory trust organized under an Agreement and Declaration of Trust, and is registered under the Investment Company Act of 1940, as amended, as an open-end management company of the series type, and each Portfolio is a series the Trust;

WHEREAS, the shares of each Portfolio have been divided into two or more classes of shares (each, a “Class”);

WHEREAS, the Adviser is the investment adviser of each Portfolio pursuant to an investment management agreement, as amended from time to time (each, a “Management Agreement” and collectively, the “Management Agreements”); and

WHEREAS, the Trust and the Adviser desire to modify the compensation payable to the Adviser by each Portfolio under the Management Agreement for the period from August 19, 2024 through April 28, 2026.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the Trust and the Adviser hereby agree as follows:

For the period from August 19, 2024 through April 28, 2026, the Adviser shall waive such portion of the management fee payable to it under the applicable Management Agreement relating to each Portfolio as is necessary to reduce the total management fee of each Portfolio to the fee schedule after waiver as set forth below:

Portfolio	Fee Schedule Before Waiver (as a percentage of average daily net assets)	Fee Schedule After Waiver (as a percentage of average daily net assets)
SSGA Emerging Markets Enhanced Index Portfolio	0.550% of the first $250M 0.500% of the next $250M 0.450% of the excess over $500M	0.525% of the first $250M 0.485% of the next $250M 0.425% of the next $250M 0.395% of the excess over $750M
SSGA Emerging Markets Enhanced Index Portfolio II	1.050% of the first $250M 1.000% of the next $250M 0.850% of the next $500M 0.750% of the excess over $1B	0.525% of the first $250M 0.485% of the next $250M 0.425% of the next $250M 0.395% of the excess over $750M

This Agreement shall become effective on the date first written above and shall remain in full force and effect through April 28, 2026.

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In the event the Adviser and the Trust agree to terminate the Adviser’s obligation under this Agreement to waive fees or bear expenses with respect to either Portfolio following April 28, 2026, no such change shall affect the obligation (including the amount of the obligation) of the Trust to repay amounts of fees waived or expenses borne by the Adviser during the periods prior to the date of such termination, if any such obligation is in effect.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first written above.

BRIGHTHOUSE FUNDS TRUST I

on behalf of its Portfolios

By:	/s/ Kristi Slavin
Name:	Kristi Slavin
Title:	President

BRIGHTHOUSE INVESTMENT ADVISERS, LLC

By:	/s/ Kristi Slavin
Name:	Kristi Slavin
Title:	President

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